UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:
HF Foods Group Inc.
Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
6325 South Rainbow Boulevard, Suite 420
City, State and Zip Code:
Las Vegas, Nevada 89118

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HF Foods Group Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 (its “2021 10-K”) within the prescribed time period without unreasonable effort and expense as explained below. While there can be no assurances, the Company currently expects to file its 2021 10-K by March 31, 2022.

The Company requires additional time to finalize its financial statements and related disclosures due primarily to its ongoing review of accounting issues relating to the Company’s business combination with B&R Global Holdings, Inc. on November 4, 2019 in response to a SEC comment letter. In addition to the SEC comment letter, the Company has incurred more time and expense than expected in connection with the preparation of its 2021 10-K due to a number of factors, including the integration of a business acquisition and increased absenteeism due to COVID 19-related illnesses and quarantines.

Furthermore, the Company’s management is also in the process of assessing the effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures. Although the assessment is not yet complete, the Company expects to report material weaknesses in the Company’s internal control over financial reporting. Management expects to recommend to the audit committee of the Company various measures intended to remediate and improve the Company’s internal control over financial reporting.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kong Hian Lee	888	905-0998
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
			☒Yes ☐No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒Yes ☐No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
	See Schedule A.

HF FOODS GROUP INC.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2022	By:	/s/ Kong Hian Lee
Kong Hian Lee
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Schedule A
Anticipated significant changes in the results of operations of HF Foods Group Inc. based on its preliminary, unaudited results of operations include the following:
•Net revenues: Net revenue was $796.9 million in 2021, compared to $566.8 million in 2020, an increase of $230.1 million, or 40.6%. This increase was primarily attributable to the strong recovery of restaurant demand from the COVID-19 pandemic.
•Gross profit: Gross profit was $151.6 million in 2021 compared to $100.3 million in 2020, an increase of $51.3 million, or 51.2%. The increase was mainly due to strong sales growth in 2021 and improved gross profit margin from 17.7% in 2020 to 19.0% in 2021.
•Distribution, selling and administrative expenses: Distribution, selling and administrative expenses increased by $16.7 million, or 15.7%, mainly due to an increase in sales related cost, driven by net revenue growth. Distribution, selling and administrative expenses as a percentage of net revenue decreased from 18.7% in 2020 to 15.4% in 2021, which represented cost savings from operational efficiencies primarily due to acquisition synergies.

•Inventory: Inventory as of December 31, 2021 was $102.1 million, compared to $58.5 million as of December 31, 2020, an increase of $43.6 million, or 74.5%. HF Foods Group Inc. kept higher inventory levels mainly due to an expectation of continued sales growth as our business continues to recover from the impact of the COVID-19 pandemic.
•Acquisition: On December 30, 2021, HF Foods Group Inc. acquired substantially all of the operating assets of the Great Wall Group’s seafood and restaurant products sales, marketing, and distribution businesses for an aggregate purchase price of $44.0 million in stock and cash, as well as $24.2 million of acquired saleable inventory, for total consideration of $68.4 million. This acquisition extended our territory to include the Midwest market and expanded our product portfolio.